CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2014

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
To the Shareholders and Directors of IAMGOLD Corporation
The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.
The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorised, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.
The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.
The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 18, 2015	February 18, 2015

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014 and no material weaknesses were discovered.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 41 of the consolidated financial statements.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of IAMGOLD Corporation
We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation as of December 31, 2014 and December 31, 2013 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of IAMGOLD Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IAMGOLD Corporation as of December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2015 expressed an unqualified opinion on the effectiveness of IAMGOLD Corporation’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants
February 18, 2015
Toronto, Canada

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders of IAMGOLD Corporation
We have audited IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IAMGOLD Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, IAMGOLD Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2014 and December 31, 2013, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and our report dated February 18, 2015 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
February 18, 2015
Toronto, Canada

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	7	$158.5	$222.3
Gold bullion (market value - $162.5; December 31, 2013 - $162.3)	8	96.9	96.9
Income taxes receivable		0.2	37.2
Receivables and other current assets	9	55.5	80.0
Inventories	10	245.1	300.2
Assets held for sale	6(d)	628.5	—
		1,184.7	736.6
Non-current assets
Deferred income tax assets	11	—	74.0
Investments in associates and joint ventures	12	56.4	65.5
Property, plant and equipment	13	2,152.9	2,520.4
Exploration and evaluation assets	15	544.8	533.3
Income taxes receivable		67.4	31.6
Other assets	14	216.6	229.0
		3,038.1	3,453.8
		$4,222.8	$4,190.4
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$169.5	$185.6
Income taxes payable		8.7	12.1
Current portion of provisions	16	13.7	11.4
Other liabilities	17	36.2	6.2
Liabilities held for sale	6(d)	167.0	—
		395.1	215.3
Non-current liabilities
Deferred income tax liabilities	11	165.5	212.3
Provisions	16	297.7	247.0
Long-term debt	18(a)	641.7	640.3
Other liabilities	17	59.2	3.0
		1,164.1	1,102.6
		1,559.2	1,317.9
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	22	2,322.7	2,317.6
Contributed surplus		38.2	35.2
Retained earnings		301.2	465.1
Accumulated other comprehensive income (loss)		(43.6)	13.3
		2,618.5	2,831.2
Non-controlling interests	23	45.1	41.3
		2,663.6	2,872.5
Contingencies and commitments	16(b), 34
		$4,222.8	$4,190.4
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2014	2013
Continuing Operations
Revenues		$1,007.9	$947.5
Cost of sales	26	892.9	668.5
General and administrative expenses	27	44.8	48.4
Exploration expenses		42.7	69.2
Impairment charges	33	—	888.1
Other expenses	28	70.1	1.6
Operating costs		1,050.5	1,675.8
Losses from operations		(42.6)	(728.3)
Share of net losses from investments in associates and joint ventures, net of income taxes	12	(26.2)	(67.4)
Finance costs	29	(26.5)	(22.9)
Foreign exchange losses		(8.2)	(4.9)
Interest income and derivatives and other investment losses	30	(40.2)	(102.1)
Losses before income taxes		(143.7)	(925.6)
Income taxes	11	(117.9)	34.9
Net losses from continuing operations		(261.6)	(890.7)
Net earnings from discontinued operations, net of income taxes	6(a)	62.7	30.1
Net losses		$(198.9)	$(860.6)
Net losses from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$(269.5)	$(862.6)
Non-controlling interests		7.9	(28.1)
Net losses from continuing operations		$(261.6)	$(890.7)
Net losses attributable to
Equity holders of IAMGOLD Corporation		$(206.8)	$(832.5)
Non-controlling interests		7.9	(28.1)
Net losses		$(198.9)	$(860.6)
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	24
Basic and diluted		376.8	376.6
Losses per share from continuing operations ($ per share)
Basic		$(0.72)	$(2.29)
Diluted		$(0.72)	$(2.29)
Earnings per share from discontinued operation ($ per share)
Basic		$0.17	$0.08
Diluted		$0.17	$0.08
Net losses per share including discontinued operations ($ per share)
Basic		$(0.55)	$(2.21)
Diluted		$(0.55)	$(2.21)
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2014	2013
Net losses		$(198.9)	$(860.6)
Other comprehensive loss, net of income taxes
Items that will not be reclassified to profit or loss
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(9.1)	(46.9)
Net realized change in fair value of marketable securities	19(b)	5.2	13.5
Tax impact		(0.5)	4.6
		(4.4)	(28.8)
Items that may be reclassified to profit or loss
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	19(c)	(2.1)	—
Time value of options and forward element of forward contracts excluded from hedge relationship	19(c)	(5.1)	—
Net change in fair value of cash flow hedge reclassified	19(c)	(2.6)	—
Net change in time value of options and forward element of forward contracts reclassified	19(c)	2.3	—
Tax impact		0.4	—
Movement in cash flow hedge fair value reserve from discontinued operations, net of tax		(1.6)	—
		(8.7)	—
Currency translation adjustment		(2.7)	(0.3)
Other from discontinued operations		1.8	1.4
Total other comprehensive loss		(14.0)	(27.7)
Comprehensive loss		$(212.9)	$(888.3)

Comprehensive loss attributable to
Equity holders of IAMGOLD Corporation		$(220.8)	$(860.2)
Non-controlling interests		7.9	(28.1)
		$(212.9)	$(888.3)

Total comprehensive loss attributable to equity holders arises from:
Comprehensive loss from continuing operations		$(275.8)	$(918.4)
Comprehensive income from discontinued operations		62.9	30.1
Comprehensive loss		$(212.9)	$(888.3)
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2014	2013

Common shares
Balance, beginning of the year		$2,317.6	$2,315.8
Issued shares for share based compensation		5.1	1.8
Balance, end of the year		2,322.7	2,317.6

Contributed surplus
Balance, beginning of the year		35.2	26.7
Issued shares for share based compensation		(5.1)	(1.6)
Share based compensation	25	8.1	10.1
Balance, end of the year		38.2	35.2

Retained earnings
Balance, beginning of the year		465.1	1,343.2
IFRS 9 transition adjustment, net of income taxes	4	41.1	—
Adjusted balance, beginning of the year		506.2	1,343.2
Net losses attributable to equity holders of IAMGOLD Corporation		(206.8)	(832.5)
Dividends to equity holders of IAMGOLD Corporation		—	(47.0)
Other		1.8	1.4
Balance, end of the year		301.2	465.1

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the year		13.6	42.4
IFRS 9 transition adjustment, net of income taxes	4	(41.1)	—
Adjusted balance, beginning of the year		(27.5)	42.4
Net change in fair value of marketable securities, net of income taxes		(4.4)	(28.8)
Balance, end of the year		(31.9)	13.6
Cash flow hedge fair value reserve
Balance, beginning of the year		—	—
Net change in fair value of cash flow hedges, net of income taxes		(8.7)	—
Balance, end of the year		(8.7)	—
Currency translation adjustment
Balance, beginning of the year		(0.3)	—
Change for the year		(2.7)	(0.3)
Balance, end of the year		(3.0)	(0.3)
Total accumulated other comprehensive income (loss)		(43.6)	13.3
Equity attributable to IAMGOLD Corporation shareholders		2,618.5	2,831.2

Non-controlling interests
Balance, beginning of the year		41.3	76.7
Net earnings (losses) attributable to non-controlling interests		7.9	(28.1)
Dividends to non-controlling interests	23	(4.1)	(7.3)
Balance, end of the year		45.1	41.3
		$2,663.6	$2,872.5
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2014	2013
Operating activities
Net losses		$(198.9)	$(860.6)
Adjustments for:
Finance costs		28.0	24.4
Depreciation expense		231.2	175.2
Changes in estimates of asset retirement obligations at closed sites		48.7	(8.8)
Income taxes		155.1	(9.2)
Impairment charges (reversals) of investments in associates and marketable securities		(3.4)	69.1
Impairment charges		—	888.1
Share of net losses from investments in associates and joint ventures, net of income taxes	12	26.2	83.9
Effects of exchange rate fluctuation on cash and cash equivalents		9.2	0.5
Other non-cash items	32(a)	68.3	63.6
Adjustments for cash items	32(b)	(14.5)	7.4
Movements in non-cash working capital items and non-current ore stockpiles	32(c)	(5.1)	(59.3)
Cash from operating activities, before income taxes paid		344.8	374.3
Income taxes paid		(32.6)	(128.0)
Net cash from operating activities		312.2	246.3
Investing activities
Property, plant and equipment
Capital expenditures		(343.7)	(617.4)
Capitalized borrowing costs		(22.1)	(19.5)
Proceeds on sales and leaseback	13	31.5	—
Proceeds from disposals		2.4	1.4
Advances to related parties	35	(10.1)	(57.7)
Repayment from related parties	35	24.8	10.0
Capital expenditures for exploration and evaluation assets		(10.9)	—
Other investing activities	32(d)	8.4	(5.1)
Net cash used in investing activities		(319.7)	(688.3)
Financing activities
Dividends paid		(4.1)	(102.4)
Interest paid		(22.7)	(25.8)
Other		(8.3)	(4.3)
Net cash used in financing activities		(35.1)	(132.5)
Effects of exchange rate fluctuation on cash and cash equivalents		(9.2)	(0.5)
Decrease in cash and cash equivalents		(51.8)	(575.0)
Cash and cash equivalents, beginning of the year		222.3	797.3
Cash and cash equivalents held for sale	6(c)	(12.0)	—
Cash and cash equivalents, end of the year		$158.5	$222.3
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.
The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
These consolidated financial statements, as at and for the year ended December 31, 2014, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2014.
The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 18, 2015.
Certain 2013 comparative figures have been adjusted to conform to the consolidated financial statement presentation adopted in 2014. Refer to note 6.

(b)	Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 20.

(c)	Basis of consolidation
Subsidiaries and investments in associates and joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	December 31, 2014	December 31, 2013	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Subsidiary	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood mine[1]	Doyon division – Canada	100%	100%	Division	Consolidation
Niobec Inc.[2]	Niobec mine – Canada	100%	100%	Subsidiary	Consolidation
Trelawney Mining and Exploration Inc.[3]	Côté Gold project – Canada	100%	100%	Subsidiary	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Joint venture	Equity accounting
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Joint venture	Equity accounting
Galane Gold Ltd.[4]	Mupane mine – Botswana	42%	43%	Associate	Equity accounting
INV Metals Inc.[4]	Loma Larga project – Ecuador	47%	47%	Associate	Equity accounting

1	Division of IAMGOLD Corporation.

2	Niobec was classified as held for sale. Refer to note 6.

3	Trelawney Mining and Exploration Inc., owns a 92.5% interest in the Côté Gold project.

4	Galane Gold Ltd and INV Metals Inc. are incorporated in Canada.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Subsidiaries
Subsidiaries are entities controlled by the Company. Control is achieved when the Company has the ability to direct the relevant activities, including financial and operating activities, of an entity to affect its returns. The Company has control over the consolidated entities through ownership of the voting power. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits and losses have been eliminated on consolidation.

(ii)	Joint arrangements
Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of either Société d’Exploitation des Mines d’Or de Sadiola S.A. or Société d’Exploitation des Mines d’Or de Yatela S.A.
Losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.

(iii)	Associates
Associates are those entities over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements, and are accounted for using the equity method. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies. The Company’s share of net earnings (losses) from investments in associates is recognized in the consolidated statements of earnings and accounted for as an increase (decrease) in investments in associates in the consolidated balance sheets. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheets. The Company has concluded that it has significant influence over its investments in Galane Gold Ltd. (“Galane”) and INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights. The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that there is no clear evidence of control of either Galane or INV Metals.
Losses from associates are recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(d)	Functional and presentation currency
The functional currency of the Company’s subsidiaries, joint ventures and associates is the U.S. dollar, other than INV Metals whose functional currency is the Canadian dollar.
Transactions denominated in foreign currencies are translated into the U.S. dollar as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; and

•
Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains and losses on translation are included in the consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.
For any subsidiaries, joint ventures or associates whose functional currency is other than the U.S. dollar, foreign currency balances and transactions are translated into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Exchange gains and losses on translation are included in OCI. The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company, its subsidiaries, joint arrangements and associates in all periods presented in these consolidated financial statements.

(a)	Financial instruments
The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 20 on fair value determination.

(i)	Non-derivative financial instruments
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.
Financial assets at fair value through profit or loss
Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents and restricted cash are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings.
Amortized cost
Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.
Financial assets at fair value through other comprehensive income
The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.
Non-derivative financial liabilities
Accounts payable, senior unsecured notes, and borrowings related to the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss.
Derivative financial instruments at fair value through profit or loss, including embedded derivatives in financial liabilities measured at amortized cost, are recorded in the consolidated balance sheets at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative financial instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.
Changes in estimated fair value at each reporting date are included in the consolidated statements of earnings as derivative gains or losses.
Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedges
The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

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The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedge items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are classified to the consolidated statement of earnings when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction results in the recognition of a non-financial asset, the amounts accumulated in other comprehensive income are classified to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with these amounts recorded in other comprehensive income as a cost of hedging. For hedge items other than the purchase of non-financial assets, the cost of hedging amounts are classified to the consolidated statement of earnings when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, cost of hedging amounts are classified to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statement of earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statement of earnings.
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of earnings immediately.

(b)	Gold bullion
Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories
Gold and niobium production inventories, concentrate inventory, and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses.
Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.
The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated balance sheets based on the period of planned usage.
Provisions are recorded to reduce the carrying amount of inventory to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.
Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(d)	Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.
The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.
The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

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Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings in other operating costs.
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings as incurred.
Property, plant and equipment presented in the consolidated balance sheets represent the capitalized expenditures related to:

•	Construction in progress, and

•	the operation of mineral properties in the production stage, including:

•	mining properties, which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition and capitalized stripping costs, and

•	plant and equipment, including corporate assets.

a.	Construction in progress
Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 3(f) below), which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition, are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not amortized until the project is ready for use as intended by management.
Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.
Borrowing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.
The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and incorporated into the appropriate categories of property, plant and equipment and supplies inventories.

b.	Mining properties
Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within mining assets.

c.	Stripping costs
Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of material that will be mined in future periods, in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties” within mining assets.

d.	Plant and equipment
Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements.

(e)	Depreciation and amortization
Effective from the point an asset is available for its intended use, property, plant and equipment and royalty interests are depreciated or amortized, respectively, using either the straight line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.
The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operating and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production calculation prospectively. In 2014 and 2013, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s

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current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. Any change in the useful life is adjusted prospectively.
Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.
Amounts related to expected economic conversions of resources to reserves recorded in a business combination or an asset acquisition, are not amortized until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not amortized as the assets are not available for use.
Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.
Capitalized borrowing costs are amortized over the useful life of the related asset.
Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation costs
Exploration activities relate to the collection of exploration data.
Exploration data consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.
Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions or business combinations are also recognized as exploration and evaluation assets.

(g)	Business combinations and goodwill
Business combinations relate to the acquisition of an asset or a group of assets that constitute a business. For an integrated set of activities and assets to be considered a business, it needs to contain inputs, and processes. If the set of activities and assets acquired relate to an exploration stage property, the Company considers other factors to determine whether the set of activities and assets is a business such as the extent to which the acquired project has resources or reserves, and the extent and nature of the additional work to identify resources or convert resources into reserves. The Company also assesses whether the entity acquired has begun planned principal activities, has employees, necessary permits for production, intellectual property, and is pursuing a plan to produce outputs and will be able to obtain access to customers that will purchase the outputs.
Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.
For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.
When a subsidiary is acquired in a number of stages, the carrying amount of interests prior to acquisition of control is re-measured to fair value on the date control is acquired. Amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.
When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, the excess is recognized as negative goodwill and recorded in the consolidated statements of earnings at the date of acquisition.
Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.
If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the net identifiable assets acquired and liabilities assumed are measured at the fair value consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

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(h)	Other intangible assets
Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets in the consolidated balance sheets.

(i)	Royalty interests
The Company records its royalty interests at cost, net of accumulated depreciation and impairment charges. Royalty interests are classified in other non-current assets in the consolidated balance sheets.

(j)	Impairment

(i)	Financial assets
Financial assets measured at amortized cost are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.
A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment loss been recognized in prior periods. Impairment loss reversals are recognized in the consolidated statements of earnings.
The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income. Changes in fair value are recognized in other comprehensive income.

(ii)	Non-financial assets
The Company performs an annual impairment review on goodwill at December 31, and at any other time an indication of impairment of goodwill is identified. At December 31, 2014, the Company had no goodwill. The carrying amounts of the Company’s non-current assets, including mining assets, exploration and evaluation assets and royalty interests are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment review.
An impairment review requires the Company to determine the recoverable amount. For goodwill, the recoverable amount is determined for the CGU to which the goodwill was allocated at the date of the business combination. For non-current assets, including mining assets, exploration and evaluation assets and royalty interests, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.
The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other long-lived assets in the CGU on a pro rata basis.
A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized in the consolidated statements of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.
In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The assumptions used in determining the FVLCD for the CGU’s are typically LOM plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value (“NAV”) multiples. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience

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a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.

(k)	Asset retirement obligations
The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related mining asset. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statement of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free real discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.
The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.
The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(l)	Other provisions
Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Provisions are determined based on management’s best estimate (refer to note 3(t)(7)).
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible then details of the contingent loss are disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(m)	Income taxes

(i)	Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax
Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheets and its tax base.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•
In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•
When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.
A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax asset or liability is recognized on the difference between the carrying amount of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Deferred income taxes related to items recognized directly in equity are recognized directly in equity.
Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.
There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(n)	Earnings per share
The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

(o)	Share-based payments
The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan
The Company operates a number of equity-settled share-based payment plans in respect of its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statement of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.
The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.
Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.
The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.
Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.
    (ii) Share purchase plan
The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(p)	Revenue recognition
Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.
Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties.

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Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.
Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(q)	Assets held for sale and discontinued operations
A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings from operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statements of earnings and comparative periods are reclassified accordingly.
Non-current assets and disposal groups are classified as held for sale from the date the qualifying criteria are met and are measured at the lower of the carrying amount and fair value less costs of disposal. If the fair value less costs of disposal is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(r)	Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the consolidated statements of earnings as a finance cost. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.
All other leases are classified as operating leases. Operating lease payments are recognized in the consolidated statements of earnings on a straight-line basis over the lease term.

(s)	Segmented information
The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker to make resource allocation decisions and assess their performance. Operating segments whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.
In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the exploration and evaluation and Corporate operating segments, which includes royalty interests located in Canada and investments in associates and joint ventures. The Company discloses information for its joint ventures as it is reviewed regularly by the Company’s chief operating decision maker as part of the performance assessment and resource allocation decision making processes.

(t)	Significant accounting judgments, estimates and assumptions
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(1)	Mineral reserves and resources
Key sources of estimation uncertainty
Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43‑101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological

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interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.
A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

•	Capitalization and amortization of stripping costs (note 3(d)c.);

•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(e));

•
Mineral exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(f)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Fair value of mineral rights acquired in a business combination (note 3(h));

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition (note 3(g));

•	Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(j)(ii)); and

•	Estimates of the timing of the outlays for asset retirement obligations (note 3(k)).

(2)	Determination of the date of transition from construction to production accounting
Judgments made in relation to accounting policies
Commencement of production is an important “point in time” determination, for accounting purposes, of when a constructed asset has reached a level of function indicative of its readiness to be considered a viable operation and accounted for as such, including accounting recognition of revenue and expenses from the operation. The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time.

(3)	Impairment analysis of non-financial assets
Key sources of estimation uncertainty
Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of goodwill and non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. At December 31, 2014, the Company had no goodwill following the impairment recorded in the year ended December 31, 2013.
If an indication of impairment exists, and annually for CGUs with goodwill, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production.
In estimating the net realizable value of inventories, significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used.
Judgments made in relation to accounting policies
Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant changes in any of these items indicate a previous impairment may have reversed.

(4)	Determination of control by one entity over another
Judgments made in relation to accounting policies
Subsidiaries are entities controlled by the Company and are consolidated. Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2014, IAMGOLD owned 42% of the outstanding shares of Galane and 47% of the outstanding shares of INV Metals (refer to note 12). If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. The Company used its judgment to determine that it has significant influence, and no control, over these entities and accounted for it as investments in associates using the equity method of accounting.

(5)	Determination of fair values and impairment analysis of financial assets
Key sources of estimation uncertainty
Certain financial instruments are recorded at fair value in the consolidated balance sheets. Current market conditions have an impact on these fair values. Management’s estimate of the fair value of financial instruments is subject to risks and uncertainties as disclosed in note 3(a).
Judgments made in relation to accounting policies
Financial assets such as equity accounted investments and financial assets classified as and measured at amortized cost are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Fair values, impairment and sensitivity analyses for financial instruments are disclosed in note 19.

(6)	Derivative financial instruments
Key sources of estimation uncertainty
The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 19 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(7)	Provisions and recognition or not of a liability for loss contingencies
Judgments made in relation to accounting policies
Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts.
Key sources of estimation uncertainty
Provisions related to present obligations are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 16.

(8)	Determination of deferred income tax including uncertain tax positions
Key sources of estimation uncertainty
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(m)(ii) and 11.

4.	NEW ACCOUNTING POLICIES
These consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2013, except for the following new accounting standards and amendment to standards and interpretations, which were effective January 1, 2014, and were applied in preparing these consolidated financial statements. These are summarized as follows:
IFRIC 21 - Levies
This interpretation provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. It defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Based on the Company’s review, there was no material impact on the Company’s consolidated financial statements upon the adoption of IFRIC 21 on January 1, 2014.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

IFRS 9 - Financial Instruments
The Company early adopted all of the requirements of IFRS 9, Financial Instruments, as amended November 2013 (“IFRS 9 (2013)”) with a date of initial application of April 1, 2014. As a result of the early adoption of IFRS 9 (2013), the Company changed its accounting policy with respect to financial instruments. Refer to note 3(a).
The Company's financial instruments are accounted for as follows under IFRS 9 (2013) as compared to the Company's previous policy in accordance with IAS 39.

April 1, 2014
	IAS 39	IFRS 9 (2013)
Assets
Cash and cash equivalents	Fair value through profit or loss	Fair value through profit or loss
Restricted cash	Fair value through profit or loss	Fair value through profit or loss
Trade and other receivables	Amortized cost	Amortized cost
Marketable securities	Available-for-sale	Fair value through other comprehensive income
Warrants	Fair value through profit or loss	Fair value through profit or loss
Fixed rate investments	Fair value through profit or loss	Amortized cost
Derivatives	Fair value through profit or loss	Fair value through profit or loss
Liabilities
Accounts payable	Amortized cost	Amortized cost
Senior unsecured notes	Amortized cost	Amortized cost
Derivatives	Fair value through profit or loss	Fair value through profit or loss
Under IFRS 9 (2013), the Company’s equity marketable securities are designated as financial assets at fair value through other comprehensive income. Fair value gains and losses on marketable securities are recognized in other comprehensive income with no reclassification to the consolidated statement of earnings.
IFRS 9 (2013) does not require restatement of comparative periods. Accordingly, the Company has reflected the retrospective impact of the adoption of IFRS 9 (2013) due to the change in accounting policy for equity marketable securities as an adjustment to opening components of equity as at January 1, 2014.

	January 1, 2014
	As previously reported	Adjustments	As restated
Equity
Retained earnings	$465.1	$41.1	$506.2
Accumulated other comprehensive income (loss)	13.3	(41.1)	(27.8)
Impact on equity		$—
The fair value of marketable securities was $51.8 million under both IAS 39 and IFRS 9 (2013) as at April 1, 2014, the date of initial application of IFRS 9 (2013), and was presented in receivables and other current assets and other non-current assets in the consolidated balance sheet.

5. FUTURE ACCOUNTING POLICIES

The following new standards were not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements.

IFRS 15 - Revenue from Contracts with Customers
The IASB has issued IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts and IAS 18, Revenue. The mandatory effective date of IFRS 15 is January 1, 2017. The objective of IFRS 15 is to establish a single, principles based five-step model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures. The Company will evaluate the impact of adopting IFRS 15 in its consolidated financial statements in future periods.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

IFRS 9 - Financial Instruments
On July 24, 2014 the IASB issued the complete IFRS 9 ("IFRS 9 (2014)").  IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective April 1, 2014.  IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.  The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company will evaluate the impact of adopting IFRS 9 (2014) in its consolidated financial statements in future periods.

6. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Niobec mine
During the fourth quarter of 2014, the Company signed a definitive agreement to sell its Niobec mine and the adjacent rare earth element ("REE") deposit for cash proceeds of $500 million as well as an additional $30 million when the adjacent REE deposit goes into commercial production, as defined. A 2% gross proceeds royalty will be payable on any REE production.
Regulatory approval for the transaction was received subsequent to year end on January 19, 2015 and the transaction was closed on January 22, 2015.
As of December 31, 2014, the Niobec disposal group met the criteria to be classified as held for sale per IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.
(a)Net earnings from discontinued operations

	Years ended December 31,
	2014	2013
Niobec mine
Revenues	$233.8	$199.6
Cost of sales	(140.8)	(138.5)
Other income (expenses)	6.9	(5.3)
	99.9	55.8
Income taxes	(37.2)	(25.7)
	$62.7	$30.1

(b)	Cumulative income or losses included in OCI
As at December 31, 2014, discontinued operations had accumulated other comprehensive income of $1.6 million (December 31, 2013 - nil) relating to the cash flow hedge fair value reserve and an accumulated loss of $1.1 million (December 31, 2013 - nil) relating to the marketable securities fair value reserve.
(c)Net cash flow from (used in) discontinued operations and cash held for sale

	Years ended December 31,
Cash flow from (used in):	2014	2013
Operating activities	$42.1	$82.8
Investing activities	(43.7)	(74.6)
Financing activities	(1.1)	(0.8)
Net cash flow from (used in) discontinued operations	$(2.7)	$7.4
Cash and cash equivalents held for sale	$12.0	$—

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

(d)Assets and liabilities classified as held for sale

December 31, 2014
Assets classified as held for sale
Cash and cash equivalents	$12.0
Income taxes receivable	0.8
Receivables and other current assets	30.1
Inventories	29.8
Property, plant and equipment	551.3
Other non-current assets	4.5
$628.5
Liabilities classified as held for sale
Accounts payable and accrued liabilities	$20.9
Current portion of provisions	7.7
Deferred income tax liabilities	111.9
Provisions	24.2
Other liabilities	2.3
$167.0

7. CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2014	2013
Cash	$158.4	$211.9
Short-term deposits with initial maturities of three months or less	0.1	10.4
	$158.5	$222.3

8. GOLD BULLION

		December 31, 2014	December 31, 2013
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of the year	($/oz)	$1,206	$1,205
Market value, end of the year	($ millions)	$162.5	$162.3

9. RECEIVABLES AND OTHER CURRENT ASSETS

	Note	December 31, 2014	December 31, 2013
Gold receivables		$1.7	$5.2
Niobium receivables		—	18.2
Receivables from governments[1]		23.3	25.5
Receivables from related parties	35	0.2	0.2
Other receivables		6.0	7.7
Total receivables		31.2	56.8
Marketable securities and warrants		14.2	9.2
Prepaid expenses		9.8	12.7
Other current assets		0.3	1.3
		$55.5	$80.0

1	Receivables from governments relate primarily to value added tax.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014, the Company recognized a net reversal of allowance for doubtful non-trade receivables of $5.3 million (December 31, 2013 - allowance of $13.3 million) and $4.1 million was written off. As at December 31, 2014, the allowance for doubtful non-trade receivables was $3.9 million (December 31, 2013 - $13.3 million).

10.	INVENTORIES

	Note	December 31, 2014	December 31, 2013
Finished goods
Gold production inventories		$63.7	$69.1
Niobium production inventories		—	21.5
Ore stockpiles		10.3	16.1
Mine supplies		171.1	193.5
		245.1	300.2
Ore stockpiles included in other non-current assets	14	127.6	103.8
		$372.7	$404.0

For the year ended December 31, 2014, the Company recognized a write-down of non-current ore stockpiles to net realizable value of $10.4 million (December 31, 2013 - $10.6 million).

11. INCOME TAXES

The effective tax rates for the years ended December 31, 2014 and 2013 was (82.0%) and 3.8%, respectively.

The income taxes are made up of the following components:

	Years ended December 31,
	2014	2013
Current:
Federal and provincial income taxes	$(4.4)	$(6.4)
Provincial mining taxes	(1.5)	1.4
Foreign income taxes	10.1	71.3
	4.2	66.3
Deferred:
Federal and provincial income tax - origination and reversal of temporary differences	64.1	(16.9)
Provincial mining taxes - origination and reversal of temporary differences	9.5	6.9
Foreign income taxes - origination and reversal of temporary differences	27.3	(95.9)
Changes in tax rates or imposition of new taxes	12.8	4.7
	113.7	(101.2)
Total income taxes	$117.9	$(34.9)

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The income taxes on OCI were made up of the following components:

	Years ended December 31,
	2014	2013
Unrealized change in fair value of marketable securities	$0.4	$(6.4)
Realized change in fair value and impairment of marketable securities	0.1	1.8
Hedges	(0.4)	—
Other	(0.3)	0.8
Total income taxes related to OCI	$(0.2)	$(3.8)
Income taxes differ from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 26.6% for the year ended December 31, 2014, (December 31, 2013 - 26.6%) to earnings from continuing operations before income taxes. The reasons for the differences are as follows:

	Years ended December 31,
	2014	2013
Earnings (losses) from continuing operations before income taxes	$(143.7)	$(925.6)
Income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate	(38.2)	(246.2)
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	0.1	3.4
Earnings in foreign jurisdictions subject to different tax rates	2.6	38.6
Tax benefits not recognized	102.3	50.6
Provincial mining duty tax	1.4	(1.7)
Non-deductible expenses	19.2	28.0
Tax impact of impairment charges	—	83.7
Non-resident withholding taxes	3.5	5.7
Foreign exchange related to income taxes	22.8	(4.8)
Change in enacted tax rates	12.8	4.7
Under (over) provided in prior periods	(8.5)	1.9
Other	(0.1)	1.2
Total income taxes	$117.9	$(34.9)

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2014	2013
Deferred income tax assets:
Other assets	$8.0	$15.9
Exploration and evaluation assets	73.6	105.4
Share issue costs	—	0.4
Non-capital losses	83.3	94.5
Net capital losses	29.8	—
Asset retirement obligations	1.1	19.6
Income tax benefit of mining duties	—	12.9
	195.8	248.7
Deferred income tax liabilities:
Property, plant and equipment	(220.8)	(288.5)
Royalty interests	(8.8)	(9.8)
Other intangible assets	(0.9)	(1.2)
Mining duties	(46.6)	(48.3)
Marketable securities	(0.4)	(2.0)
Other	(54.0)	(37.2)
Investment in subsidiary	(29.8)	—
	(361.3)	(387.0)
Net deferred income tax liabilities	$(165.5)	$(138.3)

Classification
Non-current assets	$—	$74.0
Non-current liabilities	(165.5)	(212.3)
	$(165.5)	$(138.3)
Unrecognized Deferred Tax Assets
Deferred tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	December 31,	December 31,
	2014	2013
Non-capital losses	$278.4	$88.7
Net capital losses	66.1	140.2
Exploration and evaluation assets	71.9	66.4
Deduction for future mining duty taxes	46.6	—
Asset retirement obligations	153.9	40.2
Other deductible temporary differences	35.2	—
	$652.1	$335.5

As at December 31, 2014 the Company did not recognize the benefit related to the deferred tax assets for the above related items in its consolidated financial statements as management did not consider it probable that the Company will be able to realize the deferred tax assets in the future.

The non-capital loss carry forwards begin to expire in 2015. The amount to expire in 2015 is approximately $0.9 million. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. The exploration and development expenses may be carried forward indefinitely.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The Company has not recognized tax benefits on loss carry forwards generated in countries other than Canada where the probable criteria for the recognition of deferred tax assets has not been met. Consequently, deferred tax assets have not been recognized on the loss carry forwards of $249.7 million in these jurisdictions as it is not probable that the deferred tax asset will be realized in the future.

The Company has not recognized a deferred tax liability on temporary differences of $353.9 million (December 31, 2013 - $341.1 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The 2014 movement for deferred income taxes may be summarized as follows:

			From Continuing Operations
	Total December 31, 2013	Less Discontinued Operations at December 31, 2013	Statement of earnings	Other comprehensive income	Other	December 31, 2014
Deferred income tax assets:
Other assets	$15.9	$(20.8)	$12.2	$0.7	$—	$8.0
Exploration and evaluation assets	105.4	(21.7)	(10.1)	—	—	73.6
Share issue costs	0.4	(0.4)	—	—	—	—
Non-capital losses	94.5	—	(11.2)	—	—	83.3
Net capital losses	—	—	29.8	—	—	29.8
Asset retirement obligations	19.6	(1.1)	(17.4)	—	—	1.1
Income tax benefit on mining duties	12.9	(7.8)	(5.1)	—	—	—

Deferred income tax liabilities:
Property, plant and equipment	(288.5)	108.8	(41.1)	—	—	(220.8)
Royalty interests	(9.8)	—	1.0	—	—	(8.8)
Other intangible assets	(1.2)	—	0.3	—	—	(0.9)
Mining duties	(48.3)	29.0	(27.5)	—	0.2	(46.6)
Marketable securities	(2.0)	—	2.1	(0.5)	—	(0.4)
Other	(37.2)	0.1	(16.9)	—	—	(54.0)
Investment in subsidiary	—	—	(29.8)	—	—	(29.8)
	$(138.3)	$86.1	$(113.7)	$0.2	$0.2	$(165.5)

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The 2013 movement for deferred income taxes may be summarized as follows:

			From Continuing Operations
	Total December 31, 2012	Less Discontinued Operations for the year ended December 31, 2013	Statement of earnings	Other comprehensive income	Other	December 31, 2013
Deferred income tax assets:
Other assets	$20.3	$0.8	$(7.3)	$(0.8)	$2.9	$15.9
Exploration and evaluation assets	76.6	7.1	21.7	—	—	105.4
Share issue costs	0.7	0.3	(0.6)	—	—	0.4
Non-capital losses	96.0	(0.5)	(1.0)	—	—	94.5
Asset retirement obligations	28.3	(0.1)	(8.6)	—	—	19.6
Income tax benefit on mining duties	7.9	3.2	1.8	—	—	12.9

Deferred income tax liabilities:
Property, plant and equipment	(389.4)	(21.2)	122.1	—	—	(288.5)
Royalty interests	(15.9)	—	6.1	—	—	(9.8)
Other intangible assets	(1.4)	—	0.2	—	—	(1.2)
Mining duties	(29.3)	(12.4)	(6.6)	—	—	(48.3)
Marketable securities	(6.6)	—	—	4.6	—	(2.0)
Other	(13.3)	—	(26.6)	—	2.7	(37.2)
	$(226.1)	$(22.8)	$101.2	$3.8	$5.6	$(138.3)

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Associates		Joint Ventures[2]
	Galane[1]	INV Metals	Sadiola	Yatela	Total
Balance, January 1, 2013	$28.3	$27.8	$106.4	$1.6	$164.1
Impairment charges	(20.3)	(19.7)	—	—	(40.0)
Currency translation adjustment	—	(0.3)	—	—	(0.3)
Share of net earnings (losses), net of income taxes	(8.0)	(1.3)	(47.4)	(10.7)	(67.4)
Share of net losses applied to the loan receivable from Yatela	—	—	—	8.3	8.3
Share of net losses provided for	—	—	—	0.8	0.8
Balance, December 31, 2013	—	6.5	59.0	—	65.5
Impairment reversal	3.4	—	—	—	3.4
Currency translation adjustment	—	(2.7)	—	—	(2.7)
Share of net earnings (losses), net of income taxes	0.5	(0.9)	(9.4)	(16.4)	(26.2)
Share of net losses provided for	—	—	—	16.4	16.4
Balance, December 31, 2014	$3.9	$2.9	$49.6	$—	$56.4

1	The Company's unrecognized share of Galane's net losses for the year ended December 31, 2014 was $nil (December 31, 2013 – $4.3 million).

2	The Company's joint ventures are not publicly listed entities and consequently quoted market prices are not available.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in joint ventures:

	December 31, 2014		December 31, 2013
	Sadiola	Yatela	Sadiola	Yatela
The Company's equity percentage of net assets of joint ventures	41%	40%	41%	40%
Share of net assets of joint ventures	$49.6	$(29.0)	$59.0	$(12.6)
Losses applied to loans receivable	—	16.0	—	12.0
Losses recognized in provisions	—	13.2	—	0.8
Other	—	(0.2)	—	(0.2)
Carrying amount of interest in joint ventures	$49.6	$—	$59.0	$—

Financial information for investments in Sadiola and Yatela, not adjusted for the percentage held by the Company, is summarized below:

	December 31, 2014		December 31, 2013
Joint Ventures	Sadiola	Yatela	Sadiola	Yatela
Summarized statement of earnings
Revenues	$261.0	$35.5	$294.9	$99.5
Depreciation expense	(64.7)	(6.0)	(18.8)	(10.7)
Other expenses	(221.2)	(70.8)	(399.8)	(123.7)
Income taxes	2.0	0.3	8.1	(0.8)
Net loss and comprehensive loss	$(22.9)	$(41.0)	$(115.6)	$(35.7)

Summarized balance sheet
Assets
Cash and cash equivalents	$26.5	$3.7	$3.5	$2.1
Other current assets	89.1	15.9	126.7	29.8
Non-current assets	238.7	6.8	287.7	12.4
	$354.3	$26.4	$417.9	$44.3
Liabilities
Current liabilities	$37.2	$54.4	$66.8	$18.7
Non-current liabilities	196.0	44.4	207.1	57.0
	$233.2	$98.8	$273.9	$75.7
Net assets	$121.1	$(72.4)	$144.0	$(31.4)

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in associates:

	September 30, 2014		September 30, 2013
	Galane	INV Metals	Galane	INV Metals
The Company's equity percentage of net assets of associates	42%	47%	43%	47%
Share of net assets of associates	$11.8	$19.8	$9.8	$21.9
Impairment, net of reversal	(16.9)	(19.7)	(20.3)	(19.7)
Consolidation adjustments	9.0	5.5	3.4	4.6
Cumulative translation adjustment	—	(2.7)	—	(0.3)
Unrecognized losses and other	—	—	7.1	—
Carrying amount of interest in associates	$3.9	$2.9	$—	$6.5

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

Financial information as reported by Galane and INV Metals, is summarized below:

	September 30, 2014		September 30, 2013
Associates	Galane	INV Metals	Galane	INV Metals
Revenues	$46.4	$—	$54.3	$—
Net earnings (losses)	$4.6	$(1.9)	$(34.3)	$(2.8)
Other comprehensive income (loss)	—	(5.8)	—	(0.7)
Comprehensive income (loss)	$4.6	$(7.7)	$(34.3)	$(3.5)
Summarized balance sheet
Assets
Current assets	$17.8	$13.9	$13.2	$20.2
Non-current assets	28.7	28.9	24.8	27.4
	$46.5	$42.8	$38.0	$47.6
Liabilities
Current liabilities	$9.4	$0.3	$7.5	$0.4
Non-current liabilities	9.1	0.3	7.6	0.5
	$18.5	$0.6	$15.1	$0.9
Net assets	$28.0	$42.2	$22.9	$46.7

13. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2013	$701.7	$1,794.9	$1,263.2	$3,759.8
Additions[1]	437.4	159.9	138.4	735.7
Changes in asset retirement obligations	—	29.3	—	29.3
Disposals	—	(5.5)	(25.3)	(30.8)
Transfers within property, plant and equipment	(154.7)	13.2	141.5	—
Balance, December 31, 2013	984.4	1,991.8	1,517.8	4,494.0
Additions[1]	157.4	158.0	135.8	451.2
Changes in asset retirement obligations	—	24.0	—	24.0
Disposals	—	(3.5)	(63.7)	(67.2)
Transfers within property, plant and equipment	(980.5)	497.6	482.9	—
De-recognition of assets due to Mouska closure	—	(314.4)	(45.5)	(359.9)
Reclassification to assets held for sale	(81.5)	(421.1)	(259.9)	(762.5)
Balance, December 31, 2014	$79.8	$1,932.4	$1,767.4	$3,779.6

1	Includes borrowing costs of $25.9 million capitalized for the year ended December 31, 2014 (December 31, 2013 - $27.6 million) at a weighted average interest rate of 6.99%.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

	Construction in progress	Mining properties	Plant and equipment	Total
Accumulated Depreciation
Balance, January 1, 2013	$—	$702.9	$433.1	$1,136.0
Depreciation expense[1]	—	105.0	126.6	231.6
Impairment charges	—	631.4	—	631.4
Disposals	—	(5.5)	(19.9)	(25.4)
Balance, December 31, 2013	—	1,433.8	539.8	1,973.6
Depreciation expense[1]	—	78.9	166.0	244.9
Disposals	—	(0.1)	(21.6)	(21.7)
De-recognition of assets due to Mouska closure	—	(314.3)	(44.6)	(358.9)
Reclassification to assets held for sale	—	(136.0)	(75.2)	(211.2)
Balance, December 31, 2014	$—	$1,062.3	$564.4	$1,626.7

Carrying amount, December 31, 2013	$984.4	$558.0	$978.0	$2,520.4
Carrying amount, December 31, 2014	$79.8	$870.1	$1,203.0	$2,152.9

1	Excludes depreciation expense relating to corporate assets, which is included in general and administrative expenses.
Construction in progress at December 31, 2014 and 2013 included capital expenditures related to projects at the following: Rosebel (2014 - $24.5 million; 2013 - $5.3 million), Essakane (2014 - $0.2 million; 2013 - $287.0 million), Westwood (2014 - $nil; 2013 - $600.4 million) and Niobec - discontinued operations (2014 - $81.5 million; 2013 - $62.5 million). Westwood transitioned from construction to production accounting in the third quarter of 2014 and accordingly the assets were transferred from construction in progress to the specific asset classes at that time.
In 2014, borrowing costs attributable to qualifying assets associated with the Essakane, Westwood, Niobec (discontinued operations) mines capitalized in construction in progress totaled $25.9 million (2013 - $27.6 million) at a weighted average interest rate of 6.99% (2013 - 6.97%).
As at December 31, 2014, mining properties included capitalized stripping costs of $189.0 million (2013 - $170.5 million). Stripping costs of $59.1 million were capitalized during 2014 (2013 - $127.6 million), and $40.5 million were depreciated during 2014 (2013 - $39.7 million).
The carrying amount of plant and equipment includes $37.3 million (December 31, 2013 - $4.9 million) of equipment held under finance leases. The finance leases are each for a five-year term and contain purchase options that the Company has assessed as being reasonably certain to be exercised at maturity. Certain assets subject to the finance leases were previously owned by the Company and were sold to the lessor prior to being leased back, resulting in disposals of plant and equipment of $31.5 million.

14.	OTHER NON-CURRENT ASSETS

	Notes	December 31, 2014	December 31, 2013
Ore stockpiles	10	$127.6	$103.8
Marketable securities and warrants		16.7	32.6
Receivables from related parties	35	26.3	38.5
Restricted cash		8.7	8.6
Royalty interests		18.8	21.3
Derivatives		—	0.1
Other		18.5	24.1
		$216.6	$229.0

For the year ended December 31, 2014, the Company recognized an allowance for doubtful non-trade receivables of $nil (December 31, 2013 - $36.0 million). The outstanding allowance as at December 31, 2014 was $36.0 million (December 31, 2013 - $36.0 million).

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

(a)	Royalty Interests

	Cost	Accumulated Amortization	Net Royalty Interest
December 31, 2013
Diavik[1]	$49.4	$33.7	$15.7
Paul Isnard concession[2]	5.6	—	5.6
	$55.0	$33.7	$21.3
December 31, 2014
Diavik[1]	$49.4	$36.2	$13.2
Paul Isnard concession[2]	5.6	—	5.6
	$55.0	$36.2	$18.8

1
The Company owns a 1% gross proceeds’ royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Dominion Diamond Corporation and Diavik Diamond Mines Inc.

2
Royalty on gold production from the Paul Isnard concessions. On December 5, 2011, the Company entered into an option agreement, which provided the third party an ability to purchase the existing royalty. The option was exercised and the royalty was sold on November 7, 2013 in exchange for C$4.2 million, 18.2 million shares in Columbus Gold Corp., and a net smelter return (“NSR”) royalty in the Paul Isnard concession with an estimated fair value at that time of $5.6 million.

15.    EXPLORATION AND EVALUATION ASSETS

	December 31,	December 31,
	2014	2013
Balance, beginning of the year	$533.3	$533.3
Exploration and evaluation expenditures	11.5	—
Balance, end of the year	$544.8	$533.3

16.	PROVISIONS

	December 31, 2014	December 31, 2013
Asset retirement obligations	$293.7	$235.6
Yatela loss provision[1]	13.2	0.8
Other	4.5	22.0
	$311.4	$258.4

Non-current provisions	$297.7	$247.0
Current portion of provisions	13.7	11.4
	$311.4	$258.4

1	The provision was reduced by a payment of $4.0 million during the year ended December 31, 2014 (December 31, 2013 - $nil).

(a)    Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on a best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2014	2013
Balance, beginning of year		$235.6	$218.5
Reclassification of Niobec mine to liabilities held for sale		(8.1)	—
Revision of estimated cash flows and discount rates:
Capitalized in mining assets		21.9	29.3
Expense (recovery) related to closed sites		48.7	(8.8)
Accretion expense	29	2.3	1.7
Disbursements		(6.7)	(5.1)
Balance, end of year		293.7	235.6
Less: current portion		(6.5)	(9.4)
Non-current portion		$287.2	$226.2
As at December 31, 2014, the Company had letters of credit in the amount of $61.4 million to guarantee asset retirement obligations compared to $65.1 million at December 31, 2013. The Company also has legally restricted cash of $8.7 million (December 31, 2013 - $8.6 million) included in other non-current assets for the purposes of settling asset retirement obligations.
The schedule of estimated future disbursements for rehabilitation is as follows:

2015	$7.5
2016	3.6
2017	5.7
2018	3.9
2019	10.7
2020 onwards	284.7
$316.1

As at December 31, 2014, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Average Real Discount Rate
Rosebel mine	$79.0	2015 - 2031	0.6%
Essakane mine	64.1	2015 - 2028	0.1%
Doyon mine	161.1	2015 - 2044	0.3%
Other Canadian sites	11.9	2015 - 2109	0.3%
	316.1
Discontinued operations
Niobec mine	12.3	2015 - 2063	0.3%

(b)	Provisions for litigation claims and regulatory assessments
By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.
The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.
The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable.
As at December 31, 2014, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

17.	OTHER LIABILITIES

	Notes	December 31, 2014	December 31, 2013
Finance lease obligations	34(b)	$34.9	$—
Cash flow hedges	19(c)	7.6	—
Non-hedge derivatives	19(d)	52.9	5.2
Other		—	4.0
		$95.4	$9.2
Non-current other liabilities		$59.2	$3.0
Current portion of other liabilities		$36.2	$6.2

18.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes
On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.
Except as noted below, the Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12‑month period beginning on October 1 of each of the following years is: 2016 - 103.375%; 2017 - 101.688%; and 2018 and thereafter - 100%.
Prior to October 1, 2016, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium for accrued and unpaid interest.
Prior to October 1, 2015, using the cash proceeds from an equity offering the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 106.750% of the aggregate principal amount thereof, plus accrued and unpaid interest up to the redemption date.
The Company may from time to time seek to retire or purchase for cash its outstanding debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
The following are the contractual maturities related to the Notes, including interest payments.

	Payments due by period
Notes, balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
December 31, 2014	$650.0	$913.4	$43.9	$87.8	$87.8	$693.9
December 31, 2013	$650.0	$957.3	$43.9	$87.8	$87.8	$737.8

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $8.3 million as at December 31, 2014 (December 31, 2013 – $9.7 million).

(b)	Credit facilities
The Company has a four-year $500.0 million unsecured revolving credit facility. The maturity date of the credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year. No funds were drawn against the credit facilities as at December 31, 2014 and December 31, 2013. The Company has complied with its credit facility covenants as at December 31, 2014.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The Company has a $75.0 million Canadian revolving facility for the issuance of letters of credit. The maturity date of this credit facility is July 23, 2015. The Company’s letters of credits guarantee certain asset retirement obligations and are revalued to U.S. dollars at the end of each reporting period. Refer to note 16(a).
Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facilities issue costs, net of amortization as at December 31, 2014 was $0.8 million (December 31, 2013 - $2.5 million).

19.	FINANCIAL INSTRUMENTS

	December 31, 2014		December 31, 2013
Financial assets (liabilities)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$158.5	$158.5	$222.3	$222.3
Current receivables	7.7	7.7	31.1	31.1
Receivables from related parties	26.5	26.5	38.7	38.7
Marketable securities and warrants	30.9	30.9	41.8	41.8
Restricted cash	8.7	8.7	8.6	8.6
Bond fund and fixed rate investments	6.0	6.0	5.3	5.3
Net derivative liabilities	(60.5)	(60.5)	(5.2)	(5.2)
Accounts payable and accrued liabilities	(169.5)	(169.5)	(185.6)	(185.6)
Finance lease obligation	(34.9)	(34.9)	—	—
Long-term debt[1]	$(650.0)	$(490.0)	$(650.0)	$(569.6)

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $8.3 million as at December 31, 2014 (December 31, 2013 – $9.7 million).
(a)Risks
The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.
The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.
The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage.
As at December 31, 2014, the Company’s cash, cash equivalents and gold bullion position at market value was $321.0 million (December 31, 2013 - $384.6 million). The Company had notes payable of $650.0 million as at December 31, 2014 (December 31, 2013 - $650.0 million).
As at December 31, 2014, no funds were drawn against the Company’s $500.0 million total unsecured revolving credit facilities. As at December 31, 2014, the Company has committed $61.4 million (December 31, 2013 - $65.1 million) of its $75.0 million letters of credit revolving facility for the guarantee of certain asset retirement obligations.
On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1.0 billion. This renewal has a life of 25 months and may be utilized by the Company to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The Company filed this base shelf prospectus to maintain financial flexibility. The value of the securities to be issued is subject to compliance with the covenants of the unsecured revolving credit facilities.
The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

•
Invest or maintain investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•Monitor cash balances within each operating entity;

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•
Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.
The Company holds cash and cash equivalents in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.
For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.
The credit risk related to gold receivables is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.
The credit risk is also related to receivables from governments related primarily to value added tax and income tax.

(iii)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.
The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks, share and commodity market price risk, currency risk, and interest rate risk.
(b)Financial assets measured at fair value through other comprehensive income
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through other comprehensive income. The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.
During the period, the Company disposed of the following marketable securities as they were no longer considered to be strategic for the Company.

	Years ended December 31,
	2014	2013
Proceeds on sale of marketable securities	$9.0	$—
Acquisition date fair value of marketable securities sold	(3.8)	—
Gain on sale of marketable securities recorded in other comprehensive income	$5.2	$—
For the year ended December 31, 2013, realized gains of $0.8 million on the sale of marketable securities and impairment loss of $14.3 million were transferred from other comprehensive income to the consolidated statements of earnings.
At December 31, 2014, the impact of an increase of 10% in the fair value of marketable securities would have resulted in an increase in unrealized gains, net of tax of $2.5 million that would be included in other comprehensive income with no material change in net earnings. The impact of a decrease of 10% in the fair value of marketable securities would have resulted in a decrease in unrealized gains, net of tax, of $2.5 million that would be included in other comprehensive income with no change in net earnings.
(c)Cash flow hedge fair value reserve

(i)	Hedging gains (losses)

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

	Hedging gains (losses) recognized in cash flow hedge reserve	(Gains) losses reclassified from cash flow hedge reserve
From continuing operations	Year ended December 31, 2014	Year ended December 31, 2014
Exchange rate risk
Canadian dollar contracts
Forward contracts	$(0.7)	$(3.3)
Option contracts	(0.5)	0.5
Euro contracts
Forward contracts	(0.2)	0.2
Option contracts	(0.7)	—
	(2.1)	(2.6)
Time value excluded from hedge relationship	(5.1)	2.3
	$(7.2)	$(0.3)
For year ended December 31, 2014, total net gains of $0.3 million were reclassified from the cash flow hedge reserve to the cost of sales in the consolidated statements of earnings. There was no hedge ineffectiveness for the year ended December 31, 2014.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar have a direct impact on the Company’s financial statements. The Company’s operations have exposure to these currencies; however, the Company's functional currency and of its subsidiaries is the U.S. dollar.
The Company manages its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at some of its mine sites and corporate offices.
The Company has designated forward and option contracts as cash flow hedges for its highly probable forecasted Canadian dollar and Euro expenditure requirements. The Company has elected to only designate the spot element of forward contracts and the change in the intrinsic value of options in the hedging relationships.
An economic relationship exists between the hedged items and the hedging instruments as the fair values of both the hedged items and hedging instruments move in opposite directions in response to the same risk. The hedge ratio is determined by dividing the quantity of the forward and option contracts by the quantity of the forecasted Canadian dollar and Euro expenditure exposures.
As at December 31, 2014, the Company had outstanding derivative contracts, which qualified for hedge accounting. The periods in which the cash flows are expected to occur and the impact on the consolidated statements of earnings, are as follows:

December 31, 2014	2015	2016	Total
Cash flow hedges
Exchange rate risk
Canadian dollar contracts (millions of C$)	145.0	60.0	205.0
Forward contracts	100.0	—	100.0
Contract rate range (C$/US$)	$1.10 - $1.12
Option contracts	45.0	60.0	105.0
Contract rate range (C$/US$)	$1.12 - $1.17	$1.12 - $1.18
Euro contracts (millions of €)	126.0	—	126.0
Option contracts	126.0	—	126.0
Contract rate range (€/US$)	$1.21 - $1.26

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The fair value as at December 31, 2014, and the fair value based on an increase or a decrease of 10% of the U.S. dollar exchange rate would have been as follows. The entire change in fair value would be recorded in the consolidated statements of comprehensive income.

	December 31, 2014	Increase of 10%	Decrease of 10%
Canadian dollar (C$)	$(4.9)	$14.7	$(28.0)
Euro (€)	$(2.7)	$7.9	$(16.2)
Additional information on hedging instruments and hedged forecast transactions related to exchange rate risk as at December 31, 2014 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
	Assets	Liabilities	Cash flow hedge fair value reserve	Hedging instruments	Hedged items
Cash flow hedges
Exchange rate risk
Canadian dollar contracts
Forward contracts	$—	$(3.7)	$(4.1)	$(4.1)	$4.2
Option contracts	—	(1.2)	—	—	—
Euro contracts
Option contracts	—	(2.7)	(0.7)	(0.7)	0.7
	$—	$(7.6)	$(4.8)	$(4.8)	$4.9

(d)Non-hedge derivatives

(i)	Currency exchange rate risk
As at December 31, 2014, the Company did not have any outstanding currency derivative contracts which were not designated for hedge accounting (December 31, 2013 - liability of $4.4 million).

(ii)	Oil contracts and fuel market price risk
Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.
As at December 31, 2014, the Company had outstanding option contracts, which were not designated for hedge accounting. The periods in which the cash flows are expected to occur are as follows:

December 31, 2014	2015	2016	2017	Total
Crude oil option contracts (barrels)	1,080,000	1,101,000	786,000	2,967,000
Contract price range ($/barrel)	$75 - $95	$68 - $95	$71 - $95
The fair value as at December 31, 2014 was included in other current and non-current liabilities.

	December 31, 2014	December 31, 2013
Crude oil option contracts	$(52.9)	$(0.4)
The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the consolidated statement of earnings.

	December 31, 2014	Increase of 10%	Decrease of 10%
Crude oil option contracts	$(52.9)	$(39.3)	$(72.8)

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Non-hedge derivative gains (losses)
Non-hedge derivative gains (losses) are included in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings. These gains (losses) relate to contracts associated with the mine sites, development projects and corporate.

	Years ended December 31,
	2014	2013
Unrealized losses on
Derivatives - currency contracts	$(0.9)	$(18.4)
Derivatives - oil contracts	(52.5)	(3.1)
Other	(0.1)	(0.6)
	(53.5)	(22.1)
Realized gains (losses) on
Derivatives - currency contracts	(2.7)	11.8
Derivatives - oil contracts	—	2.6
	(2.7)	14.4
	$(56.2)	$(7.7)

20.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as derived from prices.

▪	Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in categories of financial instruments since December 31, 2013.

(a)	Assets and liabilities measured at fair value on a recurring basis
As at year ended December 31, 2014, the Company’s assets and liabilities recorded at fair value were as follows. The fair value hierarchy levels remain unchanged since December 31, 2013:

Fair value, December 31, 2014	Level 1	Level 2	Level 3	Total	December 31, 2013
Assets
Cash and cash equivalents	$158.5	$—	$—	$158.5	$222.3
Restricted cash	8.7	—	—	8.7	8.6
Marketable securities	28.6	—	2.3	30.9	41.7
Bond fund investments	6.0	—	—	6.0	5.3
Derivatives
Oil contracts	—	—	—	—	0.1
	$201.8	$—	$2.3	$204.1	$278.0
Liabilities
Derivatives
Currency contracts	$—	$(7.6)	$—	$(7.6)	$(4.4)
Oil contracts	—	(52.9)	—	(52.9)	(0.5)
Aluminum contracts	—	—	—	—	0.4
	$—	$(60.5)	$—	$(60.5)	$(4.5)

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Valuation techniques
Marketable securities
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market that is the principal active market for that particular security. Investments in equity instruments that are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in Level 3
Balance, January 1, 2014	$11.2
Change in fair value reported in other comprehensive income, net of income taxes	(9.2)
Shares received	0.3
Balance, December 31, 2014	$2.3
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third party valuations.  The Company then calculates a debt valuation adjustment or a credit valuation adjustment by considering the risk of non-performance by the counterparties and the Company's own credit risk. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.
Long-term debt
Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of long-term debt as at December 31, 2014 was $490.0 million (December 31, 2013 - $569.6 million).
Investments in associates
Investments in associates are measured at fair value on a non-recurring basis when an impairment charge or reversal is required to be recorded. After application of the equity method, the fair value of an investment in associate is determined for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company determines the fair value of its investment in associates based on a market approach reflecting the closing price of the investment in the associate’s shares at the balance sheet date. Since there is a quoted-market price, this is classified within Level 1 of the fair value hierarchy. As at December 31, 2014, investments in associates measured at fair value were $6.8 million (December 31, 2013 - $6.5 million).
Finance lease obligation
Finance lease obligation is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using known interest rate inputs and is therefore classified within Level 2 of the fair value hierarchy. As at December 31, 2014, the fair value of the finance lease obligation was $34.9 million (December 31, 2013 - $nil).
FVLCD of CGU's
The FVLCD of CGU’s were determined for purposes of the impairment assessment. The FVLCD was largely determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the CGU. FVLCD is classified within level 3 on the fair value hierarchy. Refer to note 33.

21.	CAPITAL MANAGEMENT
IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long-term growth strategy;
•Ensure the Company complies with its long-term debt covenants; and
•Protect the Company’s value with respect to market and risk fluctuations.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s capital items are the following:

	December 31, 2014	December 31, 2013
Cash and cash equivalents	$158.5	$222.3
Gold bullion at market value	162.5	162.3
Credit facilities available for use	500.0	750.0
Long-term debt[1]	650.0	650.0
Common shares	2,322.7	2,317.6

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $8.3 million as at December 31, 2014 (December 31, 2013 – $9.7 million).
The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.
The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, or purchase or sell gold bullion.
In December 2013, the Company suspended future dividend payments in order to preserve its consolidated balance sheet, which is in line with its capital management strategy.
The Company’s cash and cash equivalents, and gold bullion position valued at the December 31, 2014 gold market price, was $321.0 million (December 31, 2013 - $384.6 million).
On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The value of the securities to be issued is subject to compliance with the covenants of the unsecured revolving credit facilities.
The Notes indenture contains a restriction on the use of proceeds from the sale of Niobec. This restriction requires the Company to invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions and capital expenditures.

22.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Years ended December 31,
Number of shares (in millions)	2014	2013
Outstanding, beginning of the year	376.6	376.5
Issuance of share capital	0.3	0.1
Outstanding, end of the year	376.9	376.6
In December 2013, the Company suspended future dividend payments in order to preserve liquidity. As a result, for the year ended December 31, 2014, the Company did not pay dividends to its shareholders (December 31, 2013 - payment of $47.0 million).

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

23.	NON-CONTROLLING INTERESTS
Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2014		December 31, 2013
	Rosebel	Essakane	Rosebel	Essakane
Percentage of voting rights held by non-controlling interests	5%	10%	5%	10%
Accumulated non-controlling interest	$22.0	$19.1	$20.3	$15.5
Net earnings (losses) attributable to non-controlling interests	$1.7	$3.6	$(0.5)	$(30.8)
Dividends paid to material non-controlling interests[1]	$—	$—	$3.1	$1.1

1	For the year ended December 31, 2014, dividends paid to other non-controlling interests amounted to $4.1 million (December 31, 2013 – $4.1 million).
Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2014		December 31, 2013
	Rosebel	Essakane	Rosebel	Essakane
Current assets	$160.8	$196.0	$119.1	$208.0
Non-current assets	593.6	897.3	533.1	835.1
Current liabilities	(67.6)	(55.1)	(54.0)	(59.1)
Non-current liabilities	(193.6)	(692.3)	(139.7)	(672.3)
Net assets	$493.2	$345.9	$458.5	$311.7
Revenues	$438.7	$457.8	$479.5	$379.9
Net earnings (losses) and comprehensive income (loss)	$34.6	$36.0	$(148.5)	$(308.3)
Net cash from operating activities	$150.3	$163.8	$143.3	$77.3
Net cash used in investing activities	(79.9)	(96.9)	(138.1)	(295.8)
Net cash from (used in) financing activities	(4.0)	(47.1)	(46.4)	167.0
Net increase (decrease) in cash and cash equivalents	$66.4	$19.8	$(41.2)	$(51.5)
The Company’s ability to access or use the assets of Rosebel and Essakane to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

24.	LOSSES PER SHARE
Basic losses per share computation

	Years ended December 31,
	2014	2013
Numerator
Net losses from continuing operations attributable to equity shareholders of IAMGOLD	$(269.5)	$(862.6)
Net earnings from discontinued operations attributable to equity shareholders of IAMGOLD	62.7	30.1
Net losses attributable to equity holders of IAMGOLD	(206.8)	(832.5)
Denominator (in millions)
Weighted average number of common shares (basic)	376.8	376.6
Basic losses from continuing operations attributable to equity shareholders of IAMGOLD per share ($/share)	$(0.72)	$(2.29)
Basic earnings from discontinued operations attributable to equity shareholders of IAMGOLD per share ($/share)	$0.17	$0.08
Basic losses attributable to equity holders of IAMGOLD per share ($/share)	$(0.55)	$(2.21)

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

Diluted losses per share computation

	Years ended December 31,
	2014	2013
Denominator (in millions)
Weighted average number of common shares (basic)	376.8	376.6
Dilutive effect of share options	—	—
Dilutive effect of restricted share units	—	—
Weighted average number of common shares (diluted)	376.8	376.6
Diluted losses from continuing operations attributable to equity shareholders of IAMGOLD per share ($/share)	$(0.72)	$(2.29)
Diluted losses from discontinued operations attributable to equity shareholders of IAMGOLD per share ($/share)	$0.17	$0.08
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$(0.55)	$(2.21)
Equity instruments excluded from the computation of diluted losses per share, which could be dilutive in the future, were as follows:

	Years ended December 31,
(in millions)	2014	2013
Share options	5.4	5.4
Restricted share units	2.0	1.1
Performance share units	0.1	0.4
	7.5	6.9

25.    SHARE-BASED COMPENSATION

	Years ended December 31,
	2014	2013
Share option award plan	$3.7	$4.3
Full value award plans	4.4	5.8
	$8.1	$10.1

(a)	Share option award plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than 7 years from the grant date.

The reserve for share options has a maximum allotment of 25,505,624 common shares. In 2014, the Company’s Board of Directors approved a reallocation of 500,000 shares from the share purchase plan reserve to the share option plan reserve. In addition, the Company’s shareholders approved an increase of 4,748,223 common shares in the share option plan reserve. As of December 31, 2014, the total number of shares in reserve was 11,751,824 of which 5,420,689 were outstanding and 6,331,135 were unallocated.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2014		Year ended December 31, 2013
	Share options (in millions)	Weighted average exercise price (C$)[1]	Share options (in millions)	Weighted average exercise price (C$)[1]
Outstanding, beginning of the year	5.4	$12.37	4.1	$13.92
Granted	1.3	4.38	2.0	7.70
Forfeited	(1.3)	11.80	(0.7)	8.56
Outstanding, end of the year	5.4	$10.56	5.4	$12.37
Exercisable, end of the year	2.3	$13.42	1.9	$15.16

1	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2014 between the U.S. dollar and Canadian dollar was $0.8620/C$.
The following table summarizes information related to share options outstanding at December 31, 2014:

Range of Prices C$/share	Number Outstanding	Weighted Average Remaining Contractual Life - years	Weighted Average Exercise Price C$/share
1.01 - 5.00	1.2	6.2	4.38
5.01 - 10.00	1.7	5.2	7.67
10.01 - 15.00	1.6	3.1	13.33
15.01 - 20.00	0.7	3.1	18.39
20.01 - 25.00	0.2	2.9	22.42
	5.4	4.4	10.56
The following were the weighted average inputs to the Black-Scholes model used in determining fair value of the options granted. The estimated fair value of the options is expensed over the options’ expected life.

	Years ended December 31,
	2014	2013
Weighted average risk-free interest rate	2%	1%
Weighted average expected volatility[1]	50%	46%
Weighted average dividend yield	0.00%	3.35%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$1.89	$2.34
Weighted average share price at grant date (C$ per share)	$4.29	$7.67
Weighted average exercise price (C$ per share)	$4.38	$7.70

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Full value award plans
(i) Full value award reserve

The Company has a reserve for restricted share units and performance share units for employees and directors with a maximum allotment of 8,756,762 common shares. In 2014, the Company’s Board of Directors approved a reallocation of 1,100,000 shares from the share purchase plan reserve to the full value award reserve. In addition, the Company’s shareholders approved an increase of 4,556,762 common shares in the full value award reserve. As of December 31, 2014, the total number of shares in reserve was 7,979,297 of which 2,142,077 were outstanding and 5,837,220 were unallocated.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company’s restricted share units and performance share units issued to employees and directors under the share bonus plan reserve and changes during the year is presented below.

	Years ended December 31,
(in millions)	2014	2013
Outstanding, beginning of the year	1.5	1.1
Granted	1.3	0.8
Issued	(0.3)	(0.1)
Forfeited	(0.4)	(0.3)
Outstanding, end of the year	2.1	1.5
(ii) Summary of awards granted
Restricted share units ("RSU")
Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-five months, have no restrictions upon vesting and are equity settled.  There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors.  The amount of shares granted is determined as part of the employees’ overall compensation.

Director restricted share units vest at the end of each year, have no restrictions upon vesting and are equity settled.  There are no cash settlement alternatives and no vesting conditions other than service.  Restricted share units are granted as part of their retainer compensation established by the Nominating and Corporate Governance Committee and approved by the Board of Directors.

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2014	2013
Weighted average risk-free interest rate	1%	1%
Weighted average expected volatility[1]	55%	44%
Weighted average dividend yield	0.00%	3.27%
Weighted average expected life of RSUs issued (years)	2.5	2.8
Weighted average grant-date fair value (C$ per share)	$4.34	$7.22
Weighted average share price at grant date (C$ per share)	$4.34	$7.88
Model used	Black-Scholes	Black-Scholes

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

26.	COST OF SALES
Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Years ended December 31,
	2014	2013
Operating costs - mines	$643.1	$476.6
Royalties	44.8	48.1
Depreciation expense[1]	205.0	143.8
	$892.9	$668.5

1	Depreciation expense excludes depreciation related to corporate assets, which is included in general and administrative expenses.

27.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
	2014	2013
Salaries	$25.3	$23.8
Director fees and expenses	1.6	1.6
Professional and consulting fees	6.8	8.2
Other administration costs	1.7	2.0
Share-based compensation	5.2	9.3
Depreciation expense	4.2	3.5
	$44.8	$48.4

28.	OTHER EXPENSES

	Years ended December 31,
	2014	2013
Changes in asset retirement obligations at closed sites	$48.7	$(8.8)
Restructuring costs	6.5	1.8
Loss on disposal of assets	8.5	1.6
Other	6.4	7.0
	$70.1	$1.6

29.	FINANCE COSTS

	Years ended December 31,
	2014	2013
Interest expense	$19.6	$17.6
Credit facility fees	3.7	3.3
Accretion expense	2.3	1.6
Other	0.9	0.4
	$26.5	$22.9

Total interest paid during the year was $44.8 million (December 31, 2013 - $45.3 million). Total interest paid includes the interest on the unsecured debt and interest on the finance leases.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

30.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT LOSSES

	Years ended December 31,
	2014	2013
Interest income	$1.0	$3.4
Reversal (write-down) of investments in associates and marketable securities	3.4	(69.1)
Recovery of write-down (write-down) of accounts receivable	5.3	(49.3)
Non-hedge derivative losses	(56.2)	(7.7)
Gains on sale of royalties	—	14.1
Other	6.3	6.5
	$(40.2)	$(102.1)

31.	EXPENSES BY NATURE
The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2014	2013
Salaries, short-term incentives, and other benefits	$230.8	$207.3
Share-based compensation	6.4	8.8
Other	10.6	3.7
	$247.8	$219.8

32.	CASH FLOW ITEMS

The cash flow statement includes results and balances from discontinued operations.

(a)	Adjustments for other non-cash items within operating activities

	Years ended December 31,
	2014	2013
Share-based compensation	$8.1	$10.1
Gains on sale of royalties	—	(14.1)
Write-down (reversal of write-down) of receivables	(5.3)	49.3
Write-down of non-current ore stockpiles	10.4	10.6
Derivative losses	54.1	8.9
Other	1.0	(1.2)
	$68.3	$63.6

(b) Adjustments for cash items within operating activities

	Years ended December 31,
	2014	2013
Disbursements related to asset retirement obligations	$(6.7)	$(5.1)
Settlement of derivatives	(6.1)	13.5
Other	(1.7)	(1.0)
	$(14.5)	$7.4

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2014	2013
Receivables and other current assets	$(2.4)	$10.0
Inventories and non-current ore stockpiles	0.3	(51.0)
Accounts payable and accrued liabilities	(3.0)	(18.3)
	$(5.1)	$(59.3)

(d)	Other investing activities

	Years ended December 31,
	2014	2013
Acquisition of investments	$(1.2)	$(6.6)
Proceeds from sale of investments	8.5	1.0
Net disposals of other assets	1.1	0.5
	$8.4	$(5.1)

33.	IMPAIRMENT

	Years ended December 31,
	2014	2013
Goodwill	$—	$256.7
Property, plant and equipment	—	631.4
	$—	$888.1
The Company performs impairment testing for its property, plant and equipment when indications of potential impairment are identified.
At December 31, 2014, the carrying amount of the Company’s net assets exceeded its market capitalization which, together with the annual update to the Company's LOM plan and mineral reserves and resources, was concluded to be an indication of potential impairment of the carrying amount of the Company’s property, plant and equipment. Accordingly, the Company performed an impairment assessment to determine the recoverable amount of its CGUs. The assessment indicated that the recoverable amounts of the Company’s CGUs exceeded their carrying amounts, with no impairment charge or reversal required to be recorded.
At December 31, 2013, the Company also performed an impairment assessment to determine the recoverable amount of its CGUs due to the annual goodwill impairment test and the decline in short-term and long-term gold price assumptions in the LOM plans which was considered to be an indicator of potential impairment. At December 31, 2014, the Company had no goodwill.
The recoverable amounts of certain CGU’s were determined by calculating the FVLCD, which has been determined to be greater than the value in use. The assumptions used in determining the FVLCD for the CGU’s are LOM plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value (“NAV”) multiples.
The estimates of future cash flows were derived from the most recent LOM plans which range from 10 to 19 years. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.
The Company used an estimated gold price of $1,250 per ounce for 2015 and $1,300 per ounce for 2016 and beyond based on observable market data including spot price and industry analyst consensus. For the 2013 assessment, the Company used a gold price of $1,250 per ounce for 2014 and $1,300 for 2015 and beyond.
The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk and other CGU specific risks, which have not been included in the cash flows such as project risk. Real discount rates of between 5.00% and 6.50% (December 31, 2013 - between 5.50% and 7.25%) were used to calculate the recoverable amounts of the Company’s CGUs.
Un-modeled mineralization was valued based on recent market transactions at $45 per ounce (December 31, 2013 - $45).

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

Revenues and costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. An estimated oil price of $70 per barrel was used (December 31, 2013 - $95 per barrel).
At December 31, 2013, the Company recognized pre-tax impairment charges of $888.1 million. This was allocated to the Company’s CGUs as follows:

	Goodwill	Property, plant and equipment
Suriname	$168.4	$190.5
Essakane	—	374.3
Doyon division[1]	88.3	66.6
	$256.7	$631.4

1	The Doyon division CGU consists of Doyon, Mouska and Westwood mines.

34.	COMMITMENTS

(a)	Commitments

	Years ended December 31,
	2014	2013
Purchase obligations	$44.9	$66.4
Capital expenditure obligations	7.8	32.3
Finance leases	38.8	—
Operating leases	6.0	60.4
	$97.5	$159.1
Commitments – payments due by period

	Payments due by period
At December 31, 2014	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$44.9	$38.9	$5.2	$0.8	$—
Capital expenditure obligations	7.8	7.8	—	—	—
Operating leases	6.0	4.0	1.9	0.1	—
	$58.7	$50.7	$7.1	$0.9	$—

(b)	Finance lease commitments
The gross finance lease liabilities are repayable as follows:

	Years ended December 31,
	2014	2013
Within one year	$8.9	$—
Between two and five years	29.6	—
After five years	0.3	—
	38.8	—
Future interest	(3.9)	—
Present value of finance lease liabilities	$34.9	$—

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

The present values of finance lease liabilities are repayable as follows:

	Years ended December 31,
	2014	2013
Within one year	$8.9	$—
Between two and five years	25.7	—
After five years	0.3	—
	$34.9	$—

(c)	Royalties included in cost of sales
Production from certain mining operations is subject to third party royalties (included in the cost of sales) based on various methods of calculation summarized as follows:

	Years ended December 31,
	2014	2013
Rosebel[1]	$24.8	$28.0
Essakane[2]	19.7	18.2
Mouska[3]	0.3	1.9
	$44.8	$48.1

1
2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

2
Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

3	Two royalties of 0.2% and 2.0% of gold production.

35.	RELATED PARTY TRANSACTIONS
The Company had the following related party transactions included in receivables and other current assets in the consolidated balance sheets.

•
The Company has a non-interest bearing loan receivable from Sadiola for certain services rendered. As at December 31, 2014, the outstanding loan balance was $0.1 million (December 31, 2013 - $0.2 million). For the year ended December 31, 2014, the Company advanced $1.1 million and received a repayment of $1.2 million.

•
During the year ended December 31, 2014, the Company made a non-interest bearing loan to Yatela of $0.4 million for certain services rendered and received repayments totaling $0.3 million. As at December 31, 2014, the loan receivable from Yatela was $0.1 million.

•	On September 4, 2014, Galane Gold Ltd. paid the Company $2.7 million, which represents the outstanding loan of $2.5 million along with accrued interest to date of $0.2 million.
The Company had the following significant related party transactions included in other non-current assets in the consolidated balance sheets.

•
The Company loaned $20.0 million to its joint venture Sadiola in 2012 for operating expenses. During the year ended December 31, 2014, Sadiola repaid $20.8 million (December 31, 2013 - nil), representing the outstanding balance including accrued interest.

•
During the year ended December 31, 2014, the Company made advances of $8.6 million to Sadiola related to previous purchase commitments for the sulphide project (December 2013 - $nil). These advances are part of a loan agreement, which bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at December 31, 2014, the carrying amount was $26.3 million (December 31, 2013 - $17.7 million), including accrued interest income.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

(a)	Compensation of key management personnel
Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2014	2013
Salaries and other benefits[1]	$7.7	$7.6
Termination benefits	3.6	—
Share-based payments	4.0	5.0
	$15.3	$12.6

1	Salaries and other benefits include amounts paid to directors.

36.	SEGMENTED INFORMATION
The Company’s gold mine segment is divided into the following geographic segments:
•Suriname - Rosebel mine
•Burkina Faso - Essakane mine
•Canada - Doyon division includes the Mouska mine and the Westwood mine
•Joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%).
The Company’s non-gold segments are divided into the following:
•Discontinued operations (Niobium) - the Niobec mine located in Canada
•Exploration and evaluation
•Corporate - includes royalty interests located in Canada and investments in associates and joint ventures.

	December 31, 2014			December 31, 2013
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$580.0	$740.9	$261.3	$518.2	$637.3	$193.7
Burkina Faso	897.3	1,093.3	136.5	835.1	1,043.1	117.8
Canada	818.7	849.5	175.4	729.8	748.6	139.1
Total gold mines	2,296.0	2,683.7	573.2	2,083.1	2,429.0	450.6
Discontinued operations (Niobium)	—	628.5	167.0	530.3	600.0	183.4
Exploration and evaluation	554.2	569.9	8.5	543.4	555.5	9.2
Corporate[1]	187.9	340.7	810.5	297.0	605.9	674.7
Total per consolidated financial statements	$3,038.1	$4,222.8	$1,559.2	$3,453.8	$4,190.4	$1,317.9
Joint ventures (Mali)[2]	$100.6	$155.8	$135.1	$122.9	$189.1	$142.6

1	The carrying amount of the joint ventures is included in the corporate segment as non-current assets.

2
The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2014

	Consolidated statement of earnings information								Net capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Impairments	Other	Earnings (losses) from operations
Gold mines
Suriname	$438.7	$300.6	$71.1	$—	$5.4	$—	$3.4	$58.2	$80.3
Burkina Faso	457.8	325.5	100.6	—	—	—	5.3	26.4	98.0
Canada	102.9	59.8	27.5	(0.4)	—	—	49.0	(33.0)	108.5
Total gold mines excluding joint ventures	999.4	685.9	199.2	(0.4)	5.4	—	57.7	51.6	286.8
Exploration and evaluation[3]	—	—	0.2	0.8	37.0	—	2.5	(40.5)	10.9
Corporate[4]	8.5	2.0	5.6	44.4	0.3	—	9.9	(53.7)	5.2
Total per consolidated financial statements	1,007.9	687.9	205.0	44.8	42.7	—	70.1	(42.6)	302.9
Joint ventures (Mali)[5]	121.2	117.2	28.9	—	0.6	—	—	(25.5)	10.9
Discontinued operations (Niobium)	233.8	118.7	22.1	1.7	—	—	0.3	91.0	42.3
	$1,362.9	$923.8	$256.0	$46.5	$43.3	$—	$70.4	$22.9	$356.1

Year ended December 31, 2013

	Consolidated statement of earnings information								Net capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Impairments	Other	Earnings (losses) from operations
Gold mines
Suriname	$479.5	$247.2	$56.3	$—	$5.6	$315.5	$1.4	$(146.5)	$133.6
Burkina Faso	379.9	221.5	76.6	—	0.4	374.3	—	(292.9)	296.6
Canada	79.3	51.1	3.2	—	—	154.9	(6.9)	(123.0)	126.0
Total gold mines excluding joint ventures	938.7	519.8	136.1	—	6.0	844.7	(5.5)	(562.4)	556.2
Exploration and evaluation[3]	—	—	1.0	1.2	63.2	—	7.3	(72.7)	0.3
Corporate[4]	8.8	4.9	6.7	47.2	—	43.4	(0.2)	(93.2)	4.6
Total per consolidated financial statements	947.5	524.7	143.8	48.4	69.2	888.1	1.6	(728.3)	561.1
Joint ventures (Mali)[5]	160.7	139.9	12.0	—	1.9	—	63.8	(56.9)	51.2
Discontinued operations (Niobium)	199.6	110.6	27.9	2.5	—	—	0.5	58.1	75.8
	$1,307.8	$775.2	$183.7	$50.9	$71.1	$888.1	$65.9	$(727.1)	$688.1

1	Excludes depreciation expense.

2	Includes cash expenditures for property, plant and equipment, capitalized borrowing costs, exploration and evaluation assets, and is net of proceeds from finance leases.

3	Closed site costs on exploration and evaluation properties included in other operating costs.

4	Includes earnings from royalty interests.

5
Net earnings (losses) from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
2014 CONSOLIDATED FINANCIAL STATEMENTS